SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

C3is INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y18284 102

(CUSIP Number)

Imperial Petroleum Inc.

Attn: Harry N. Vafias

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y18284 102	13D

1	NAME OF REPORTING PERSONS Imperial Petroleum Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 462,820,117
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 462,820,117
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 462,820,117
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 74.8%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*

Based on 156,002,840 shares of common stock, par value $0.01 per share (the “Common Stock”), of C3is Inc. outstanding as reported in C3is Inc.’s Report on Form 6-K furnished to the SEC on March 19, 2024 (which excludes 8,000,000 shares of common stock issuable upon exercise of outstanding prefunded warrants).

AMENDMENT NO. 2 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D (originally filed on July 28, 2023 and amended by Amendment No. 1 filed on January 24, 2024), relates to the common stock, par value $0.01 per share (“Common Stock”), of C3is Inc., a Marshall Islands corporation (the “Issuer”), and is being filed by Imperial Petroleum Inc., a Marshall Islands corporation (“Imperial Petroleum” or the “Reporting Person”).

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraphs to the end of Item 3:

This Amendment No. 2 updates the number of shares of Common Stock beneficially owned by Imperial Petroleum as a result of changes in the conversion price of the 5.0% Series A Cumulative Convertible Perpetual Preferred Stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”), of the Issuer. The conversion price is adjusted to the lowest price of issuance of Common Stock by the Issuer in any registered offering of Common Stock after the original issuance of Series A Convertible Preferred Stock on June 21, 2023, and, accordingly, has been adjusted to $0.03241 based on the offering price to the investors of the units, comprised of one share of Common Stock, half of a Class C-1 Warrant to purchase one share of Common Stock for $0.075 per share or pursuant to an alternative cashless exercise option and one Class C-2 Warrant to purchase one share of Common Stock for $0.085 per share, in the Issuer’s registered public offering consummated on March 19, 2024 (the “March 2024 Offering”), and the exercise of Class C-1 Warrants pursuant to such alternative cashless exercise option.

This Amendment No. 2 also updates the percentage of shares of Common Stock beneficially owned by Imperial Petroleum due to issuances of Common Stock by the Issuer, including in the March 2024 offering, and the exercise of 42,000,000 pre-funded warrants issued in such offering.

Harry N. Vafias, the Chairman, Chief Executive Officer and President of Imperial Petroleum, is the Non-Executive Chairman of the Issuer and is the beneficial owner of 871,889 shares of Common Stock as of the date hereof. John Kostoyannis and George Xiradakis, each a director of Imperial Petroleum, are each a director of the Issuer and own 12 and nil shares of Common Stock, respectively, as of the date hereof.

Item 4. Purpose of Transaction.

The Reporting Person invested in the securities described in this Schedule 13D in connection with the Spin-Off Distribution, and intends to review its investment in the Issuer on a continuing basis. The Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions the Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Mr. Vafias serves as the Non-Executive Chairman of the Issuer and John Kostoyannis and George Xiradakis each serve as directors of the Issuer and therefore these Covered Persons regularly engage in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of

Schedule 13D. In connection with these discussions, the Reporting Person may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Person may undertake with respect to its investment in the Issuer or the operations and conduct of the Issuer’s business will be dependent upon the Reporting Person’s review of numerous factors, including those listed above, and the Reporting Person specifically reserves the right to change its intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated to read as follows:

(a) and (b) The responses of Imperial Petroleum to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference. Except as set forth herein, neither Imperial Petroleum nor, to the knowledge of Imperial Petroleum, the Covered Persons beneficially own any Common Stock as of the date of this filing.

(c) The information set forth in Item 3 is hereby incorporated herein by reference. Other than as set forth in this Schedule, neither Imperial Petroleum nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any Common Stock during the past 60 days.

(d) No other person is known to Imperial Petroleum to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following paragraph to the end of Item 6:

A copy of the forms of Lockup Agreement entered into by the Reporting Person and each of the Covered Persons in connection with the March 2024 Offering are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding the following exhibits:

Exhibit No.	Description of Document

Exhibit 99.1	Form of Lockup Agreement between Imperial Petroleum Inc. and Aegis Capital Corp. (incorporated by reference to Exhibit A of Exhibit 1.1 to the Company’s Report on Form 6-K furnished to the SEC on March 19, 2024).

Exhibit 99.2	Form of Lockup Agreement between Covered Persons and Aegis Capital Corp. (incorporated by reference to Exhibit A of Exhibit 1.1 to the Company’s Report on Form 6-K furnished to the SEC on March 19, 2024).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024

IMPERIAL PETROLEUM INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
Chief Executive Officer